Endowments – Growth and Income Portfolio banner for merger with Capital Private Client Services Funds: Capital U.S. Equity Fund

Banner locations:

https://www.americanfunds.com/endowments/index.htm
https://www.americanfunds.com/endowments/why.htm
https://www.americanfunds.com/endowments/financial.htm
https://www.americanfunds.com/endowments/resources.htm

Proxy vote for shareholders in our Endowments: Growth and Income Portfolio

We recently asked you to approve the merger of Endowments SM: Growth and Income Portfolio with Capital Private Client Services Funds: Capital U.S. Equity Fund SM. Learn more (PDF) about why we believe this merger will benefit shareholders.